CONSENT OF R. DUTAUT

The undersigned hereby consents to the use of his report "Technical Report on the Rosebel Gold Mine, Suriname" with an effective date of September 23, 2018, and the information contained in it (not including any information prepared subsequent to September 23, 2018) as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2020, (ii) the Registration Statement on Form F-10 (File No. 333-238310) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Raphaël Dutaut

_________________________
By: Raphaël Dutaut, P. Geo

      Former Chief Geologist at Rosebel Gold

      Mines - IAMGOLD Corporation

Dated: February 17, 2021